Exhibit 99.3

VNET GROUP, INC.

VNET GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

		As of
	Note	December 31, 2023	September 30, 2024
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,243,537	1,524,819	217,285
Restricted cash		2,854,568	556,266	79,267
Accounts and notes receivable (net of allowance for doubtful debt of RMB188,356 and RMB243,492 as of December 31, 2023 and September 30, 2024, respectively)	3	1,715,975	1,861,828	265,308
Short-term investments		356,820	15,879	2,263
Prepaid expenses and other current assets	4	2,375,341	2,665,924	379,891
Amounts due from related parties	16	277,237	317,619	45,260
Total current assets		9,823,478	6,942,335	989,274

Non-current assets:
Property and equipment, net	5	13,024,393	15,153,253	2,159,321
Intangible assets, net	6	1,383,406	1,347,751	192,053
Land use rights, net	7	602,503	588,846	83,910
Operating lease right-of-use assets, net		4,012,329	4,412,834	628,824
Restricted cash		882	882	126
Deferred tax assets, net		247,644	309,390	44,088
Long-term investments, net	8	757,949	798,638	113,805
Other non-current assets	9	533,319	371,501	52,938
Total non-current assets		20,562,425	22,983,095	3,275,065
Total assets		30,385,903	29,925,430	4,264,339

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VNET GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands)

		As of
	Note	December 31, 2023	September 30, 2024
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable (including amounts of consolidated VIEs without recourse to the Company of RMB493,837 and RMB 603,469 as of December 31, 2023 and September 30, 2024, respectively)		696,177	728,361	103,791
Short-term bank borrowings (including amounts of consolidated VIEs without recourse to the Company of RMB30,000 and RMB 552,270 as of December 31, 2023 and September 30, 2024, respectively)	10	30,000	552,270	78,698
Accrued expenses and other payables (including amounts of consolidated VIEs without recourse to the Company of RMB1,616,423 and RMB 1,116,332 as of December 31, 2023 and September 30, 2024, respectively)	11	2,783,102	2,527,584	360,178
Advances from customers (including amounts of consolidated VIEs without recourse to the Company of RMB1,605,247 and RMB 1,752,935 as of December 31, 2023 and September 30, 2024, respectively)		1,605,247	1,752,935	249,791
Deferred revenue (including amounts of consolidated VIEs without recourse to the Company of RMB83,546 and RMB 81,087 as of December 31, 2023 and September 30, 2024, respectively)		95,477	87,354	12,448
Income taxes payable (including amounts of consolidated VIEs without recourse to the Company of RMB13,531 and RMB 14,038 as of December 31, 2023 and September 30, 2024, respectively)		35,197	51,554	7,346
Amounts due to related parties (including amounts of consolidated VIEs without recourse to the Company of RMB356,080 and RMB 354,902 as of December 31, 2023 and September 30, 2024, respectively)	16	356,080	354,903	50,573
Current portion of long-term borrowings (including amounts of consolidated VIEs without recourse to the Company of RMB544,803 and RMB 977,069 as of December 31, 2023 and September 30, 2024, respectively)	10	723,325	1,317,343	187,720
Current portion of finance lease liabilities (including amounts of consolidated VIEs without recourse to the Company of RMB97,388 and RMB 86,861 as of December 31, 2023 and September 30, 2024, respectively)		115,806	107,785	15,359
Current portion of deferred government grants (including amounts of consolidated VIEs without recourse to the Company of RMB8,062 and RMB 8,538 as of December 31, 2023 and September 30, 2024, respectively)	13	8,062	8,538	1,217
Current portion of operating lease liabilities (including amounts of consolidated VIEs without recourse to the Company of RMB754,935 and RMB 858,491 as of December 31, 2023 and September 30, 2024, respectively)		780,164	874,957	124,680
Convertible promissory notes	12	4,208,495	—	—
Total current liabilities		11,437,132	8,363,584	1,191,801
Non-current liabilities:
Long-term borrowings (including amounts of consolidated VIEs without recourse to the Company of RMB2,464,811 and RMB 3,075,078 as of December 31, 2023 and September 30, 2024, respectively)	10	5,113,521	7,082,026	1,009,181
Convertible promissory notes	12	1,769,946	1,793,894	255,628
Derivative liability	12	188,706	—	—
Non-current portion of finance lease liabilities (including amounts of consolidated VIEs without recourse to the Company of RMB720,954 and RMB 748,256 as of December 31, 2023 and September 30, 2024, respectively)		1,159,525	1,169,573	166,663
Unrecognized tax benefits (including amounts of consolidated VIEs without recourse to the Company of RMB98,082 and RMB98,082 as of December 31, 2023 and September 30, 2024, respectively)		98,457	98,457	14,030
Deferred tax liabilities (including amounts of consolidated VIEs without recourse to the Company of RMB139,174 and RMB 124,516 as of December 31, 2023 and September 30, 2024, respectively)		688,362	703,390	100,232
Deferred government grants (including amounts of consolidated VIEs without recourse to the Company of RMB11,862 and RMB 35,771 as of December 31, 2023 and September 30, 2024, respectively)	13	145,112	265,941	37,896
Non-current portion of operating lease liabilities (including amounts of consolidated VIEs without resource to the Company of RMB3,230,506 and RMB 3,550,870 as of December 31, 2023 and September 30, 2024, respectively)		3,270,759	3,587,701	511,243
Total non-current liabilities		12,434,388	14,700,982	2,094,873
Total liabilities		23,871,520	23,064,566	3,286,674
Commitments and contingencies	20

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VNET GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands, except for share and per share data)

		As of
	Note	December 31, 2023	September 30, 2024
		RMB	RMB	US$
Shareholders’ equity:
Class A ordinary shares (par value of US$0.00001 per share; 2,698,935,000 shares authorized; 1,513,609,283 and 1,571,971,595 shares issued and outstanding as of December 31, 2023 and September 30, 2024, respectively)	18	103	105	15
Class B ordinary shares (par value of US$0.00001 per share; 300,000,000 shares authorized; 30,721,723 shares issued and outstanding as of December 31, 2023 and September 30, 2024)		4	4	1
Class C ordinary Shares (par value of US$0.00001 per share; 60,000 shares authorized; 60,000 shares issued and outstanding as of December 31, 2023 and September 30, 2024)		—	—	—
Additional paid-in capital		17,291,312	17,256,955	2,459,096
Accumulated other comprehensive loss		(14,343)	(16,088)	(2,293)
Statutory reserves		80,615	94,276	13,434
Accumulated deficit		(11,016,323)	(10,835,688)	(1,544,073)
Treasury stock		(326,953)	(163,073)	(23,238)
Total VNET Group, Inc. shareholders’ equity		6,014,415	6,336,491	902,942
Noncontrolling interest		499,968	524,373	74,723
Total shareholders’ equity		6,514,383	6,860,864	977,665
Total liabilities and shareholders’ equity		30,385,903	29,925,430	4,264,339

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VNET GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

		For the nine months ended September 30,
	Note	2023	2024
		RMB	RMB	US$
Net revenues
Hosting and related services		5,514,450	6,012,680	856,800

Cost of revenues
Hosting and related services		(4,512,843)	(4,685,381)	(667,661)
Gross profit		1,001,607	1,327,299	189,139

Operating income (expenses)
Operating income		73,980	15,716	2,240
Sales and marketing expenses		(192,921)	(190,668)	(27,170)
Research and development expenses		(241,549)	(190,514)	(27,148)
General and administrative expenses		(393,395)	(466,076)	(66,415)
Allowance for doubtful debt		(7,034)	(63,309)	(9,021)
Total operating expenses		(760,919)	(894,851)	(127,514)

Operating profit		240,688	432,448	61,625

Interest income		28,606	21,796	3,106
Interest expense		(233,295)	(323,850)	(46,148)
Other income		22,892	50,873	7,249
Other expenses		(14,887)	(17,105)	(2,437)
Changes in the fair value of financial liabilities		21,718	(2,537)	(362)
Impairment of long-term investments		(11,115)	—	—
Gain on debt extinguishment		—	246,175	35,080
Foreign exchange loss, net		(168,391)	(17,915)	(2,553)

(Loss) income before income taxes and gain from equity method investments		(113,784)	389,885	55,560

Income tax expenses	15	(63,748)	(151,682)	(21,615)
Gain from equity method investments	8	3,651	6,770	965

Net (loss) income		(173,881)	244,973	34,910

Net income attributable to noncontrolling interest		(27,167)	(50,677)	(7,221)

Net (loss) income attributable to VNET Group, Inc.		(201,048)	194,296	27,689
(Loss) earning per share:
Basic	17	(0.23)	0.11	0.02
Diluted	17	(0.24)	(0.02)	(0.00)

Shares used in (loss) earning per share computation:
Basic	17	888,724,901	1,588,659,647	1,588,659,647
Diluted	17	899,884,241	1,730,216,309	1,730,216,309

The accompanying notes are an integral part of these unaudited condensed consolidated financial statement.

VNET GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands)

	For the nine months ended September 30,
	2023	2024
	RMB	RMB	US$
Net (loss) income	(173,881)	244,973	34,910
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments, net of tax of nil	(1,487)	5,336	760
Fair value due to instrument-specific credit changes	—	(7,109)	(1,013)
Unrealized gain for available-for-sale debt securities	—	28	4
Other comprehensive loss, net of tax of nil	(1,487)	(1,745)	(249)
Comprehensive (loss) income	(175,368)	243,228	34,661
Comprehensive income attributable to noncontrolling interest	27,167	50,677	7,221
Comprehensive (loss) income attributable to VNET Group, Inc.	(148,201)	293,905	41,882

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VNET GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the nine months ended September 30,
	2023	2024
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash generated from operating activities	1,332,800	1,433,157	204,223
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,949,973)	(3,430,749)	(488,878)
Proceeds received from maturity of short-term investments	144,516	433,099	61,716
Proceeds from collection of the deposit associated with an acquisition	—	200,000	28,500
Payments for long-term investments	(511,299)	(52,665)	(7,505)
Payments for other investing activities	(186,418)	(164,233)	(23,401)
Net cash used in investing activities	(2,503,174)	(3,014,548)	(429,568)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of 2025 Convertible Notes	(529,175)	—	—
Repurchase of 2026 Convertible Notes (Note 12)	—	(4,262,340)	(607,379)
Proceeds from long-term bank borrowings	1,175,221	1,834,642	261,434
Proceeds from short-term bank borrowings	30,000	758,019	108,017
Repayment of short-term bank borrowings	—	(235,749)	(33,594)
Repayment of long-term bank borrowings	(206,985)	(478,909)	(68,244)
Repayments and deposits for other long-term borrowings	(182,969)	(507,437)	(72,309)
Proceeds from other long-term borrowings	810,593	1,664,191	237,145
Proceeds from loan from a related party	350,000	—	—
Payments for purchase of property and equityment through finance leases	(182,420)	(76,857)	(10,952)
Payments for other financing activities	(80,804)	(108,460)	(15,456)
Net cash generated from (used in) financing activities	1,183,461	(1,412,900)	(201,338)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	21,633	(22,729)	(3,239)
Net increase (decrease) in cash and cash equivalents and restricted cash	34,720	(3,017,020)	(429,922)
Cash and cash equivalents and restricted cash at beginning of period	2,989,494	5,098,987	726,600
Cash and cash equivalents and restricted cash at end of period	3,024,214	2,081,967	296,678

Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	2,702,523	1,524,819	217,285
Restricted cash-current	320,809	556,266	79,267
Restricted cash-non-current	882	882	126
Total cash and cash equivalents and restricted cash	3,024,214	2,081,967	296,678

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VNET GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

									Total
						Accumulated			VNET
		Number of			Additional	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	stock	shares	capital	income (loss)	reserves	deficit	equity	interest	equity
Balance as of January 1, 2023		890,714,046	(349,523)	60	15,239,926	11,022	77,996	(8,369,868)	6,609,613	372,243	6,981,856
Consolidated net loss		—	—	—	—	—	—	(201,048)	(201,048)	27,167	(173,881)
Contribution by noncontrolling interest		—	—	—	—	—	—	—	—	116,996	116,996
Acquistion of noncontrolling interest		—	—	—	(27,200)	—	—	—	(27,200)	(30,472)	(57,672)
Share-based compensation	14	—	—	—	12,396	—	—	—	12,396	—	12,396
Reissuance of treasury stock for share option exercise and restricted share units vested		912,966	6,335	—	(6,335)	—	—	—	—	—	—
Restricted share units vested		2,397,543	—	—	—	—	—	—	—	—	—
Settlement of restricted share units by reissuance of treasury stock		(2,397,543)	—	—	—	—	—	—	—	—	—
Foreign exchange difference		—	—	—	—	(1,487)	—	—	(1,487)	—	(1,487)
Balance as of September 30, 2023		891,627,012	(343,188)	60	15,218,787	9,535	77,996	(8,570,916)	6,392,274	485,934	6,878,208

									Total
						Accumulated			VNET
		Number of			Additional	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	stock	shares	capital	income (loss)	reserves	deficit	equity	interest	equity
Balance as of January 1, 2024		1,544,391,006	(326,953)	107	17,291,312	(14,343)	80,615	(11,016,323)	6,014,415	499,968	6,514,383
Consolidated net loss		—	—	—	—	—	—	194,296	194,296	50,677	244,973
Issuance of ordinary shares, net of issurance cost	18	34,744,206	—	2	(2)	—	—	—	—	—	—
Acquistion of noncontrolling interest		—	—	—	1,152	—	—	—	1,152	—	1,152
Appropriation of dividend		—	—	—	—	—	—	—	—	(26,272)	(26,272)
Share-based compensation	14	—	—	—	105,104	—	—	—	105,104	—	105,104
Shares from bonus conversion	14	12,766,902	—	—	23,269	—	—	—	23,269	—	23,269
Appropriation of statutory reserves		—	—	—	—	—	13,661	(13,661)	—	—	—
Reissuance of treasury stock for share option exercise and restricted share units vested		23,618,106	163,880	—	(163,880)	—	—	—	—	—	—
Restricted share units vested		10,918,032	—	—	—	—	—	—	—	—	—
Settlement of restricted share units by reissuance of treasury stock		(23,684,934)	—	—	—	—	—	—	—	—	—
Fair value due to instrument-specific credit changes		—	—	—	—	(7,109)	—	—	(7,109)	—	(7,109)
Unrealized gain on available-for-sale debt securities		—	—	—	—	28	—	—	28	—	28
Foreign exchange difference		—	—	—	—	5,336	—	—	5,336	—	5,336
Balance as of September 30, 2024		1,602,753,318	(163,073)	109	17,256,955	(16,088)	94,276	(10,835,688)	6,336,491	524,373	6,860,864
Balance as of September 30, 2024 US$		1,602,753,318	(23,238)	16	2,459,096	(2,293)	13,434	(1,544,073)	902,942	74,723	977,665

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements of VNET Group, Inc., its subsidiaries, consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Company”) have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated balance sheet as of December 31, 2023 was derived from the audited consolidated financial statements of the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2023.

The Company has incurred losses since its inception. As of September 30, 2024, the Company had an accumulated deficit of RMB10.8 billion and in a net current liability position in an amount of RMB1.4 billion. Absent any other action, the Company likely will require additional liquidity to continue its operations over the next 12 months.

With the Company’s unused loan facilities with banks and financial institutions, strategy to obtain financing from the issuance of equity shares, bonds and convertible notes, and control of operating expenses and capital expenditure where necessary, management has determined that the Company has the ability to manage the liquidity needs to enable continuation of operations for the foreseeable future.

In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position as of September 30, 2024, operating results and cash flows of the Company for each of the periods presented.

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the periods. Significant accounting estimates include, but are not limited to, the valuation allowance for deferred tax assets, the fair value of convertible promissory notes and derivative liability, the estimated useful lives of property and equipment, and intangible assets, and incremental borrowing rate of leases. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

The Company regularly assesses the estimated useful lives of its property and equipment, and intangible assets. In January 2024, the Company, with the assistance of an external appraisal firm, completed an assessment of the useful lives of certain data center property and equipment and revised the estimated useful lives from a range of 2 to 10 years, to 3 to 15 years, based on an analysis of the property and equipment’s current use, historical age patterns, and industry trends and practices. This change in estimated useful lives is accounted for as a change in accounting estimate, prospectively beginning in fiscal year 2024. Based on the carrying amounts of relevant data center property and equipment as of December 31, 2023, the effect of the change was a reduction in depreciation expense of RMB279.2 million and an increase in net income of RMB208.7 million for the nine months ended September 30, 2024. The effect of change in basic and diluted earning per share was increase of RMB0.13 per share and RMB0.12 per share, respectively, for the nine months ended September 30, 2024.

(b)	Convenience translation

Translations of the unaudited condensed consolidated financial statements from RMB to US$ as of and for the nine months ended September 30, 2024 are solely for the convenience of the readers and were calculated at the noon buying rate of US$1.00 to RMB7.0176 on September 30, 2024, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(c)	Summary of the Company’s VIEs’ financial information in the unaudited condensed consolidated financial statements

The following tables represent the unaudited financial information of the consolidated VIEs as of December 31, 2023 and September 30, 2024 and for the nine months ended September 30, 2023 and 2024 before eliminating the intercompany balances and transactions between the consolidated VIEs and other entities within the Company:

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	923,692	887,756
Restricted cash	434,421	336,835
Accounts receivable	1,412,456	1,643,749
Prepaid expenses and other current assets	2,081,948	2,338,063
Amounts due from related parties	58,823	59,167
Total current assets	4,911,340	5,265,570
Non-current assets:
Property and equipment, net	7,398,768	7,335,083
Intangible assets, net	453,606	448,077
Land use rights, net	56,971	55,796
Operating lease right-of-use assets, net	3,948,272	4,361,070
Restricted cash	382	382
Deferred tax assets, net	208,266	257,352
Other non-current assets	148,383	186,563
Long-term investments, net	168,377	160,101
Total non-current assets	12,383,025	12,804,424
Total assets	17,294,365	18,069,994
Current liabilities:
Short-term bank borrowings	30,000	552,270
Accounts and notes payable	493,837	603,469
Accrued expenses and other payables	1,616,423	1,116,332
Advances from customers	1,605,247	1,752,935
Deferred revenue	83,546	81,087
Income taxes payable	13,531	14,038
Amounts due to inter-companies, net *	4,736,035	3,618,592
Amounts due to related parties	356,080	354,902
Current portion of finance lease liabilities	97,388	86,861
Current portion of long-term borrowings	544,803	977,069
Current portion of deferred government grants	8,062	8,538
Current portion of operating lease liabilities	754,935	858,491
Total current liabilities	10,339,887	10,024,584
Non-current liabilities:
Amounts due to inter-companies, net*	1,020,972	1,020,972
Long-term borrowings	2,464,811	3,075,078
Non-current portion of finance lease liabilities	720,954	748,256
Unrecognized tax benefits	98,082	98,082
Deferred tax liabilities	139,174	124,516
Deferred government grants	11,862	35,771
Non-current portion of operating lease liabilities	3,230,506	3,550,870
Total non-current liabilities	7,686,361	8,653,545
Total liabilities	18,026,248	18,678,129

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(c)	Summary of the Company’s VIEs’ financial information in the unaudited condensed consolidated financial statements (continued)

	For the nine months ended September 30,
	2023	2024
	RMB	RMB
Net revenues	4,797,734	5,346,385
Net income	42,318	142,932

	For the nine months ended September 30,
	2023	2024
	RMB	RMB
Net cash generated from operating activities	1,022,231	1,380,727
Net cash used in investing activities	(1,053,087)	(1,003,813)
Net cash used in financing activities	(181,814)	(510,436)
Net decrease in cash and cash equivalents and restricted cash	(212,670)	(133,522)
*

Amounts due to inter-companies consist of intercompany payables to the other companies within the Company for the purchase of telecommunication resources and property and equipment on behalf of the consolidated VIEs.

(d)	Contract balances

As of January 1, 2023 and 2024, the Company has deferred revenues in an amount of RMB95,078 and RMB95,477, respectively, which were recognized as revenue for the nine months ended September 30, 2023 and 2024 in an amount of RMB82,126 and RMB77,970, respectively.

The Company does not disclose the value of unsatisfied performance obligations as the Company’s revenue contracts are (i) contracts with an original expected length of one year or less or (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

2.	CONCENTRATION OF RISKS
(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties. As of December 31,2023 and September 30, 2024, the aggregate amount of cash and cash equivalents and restricted cash short-term investments of RMB2,431,089 and RMB1,971,126, respectively, were held at major financial institutions located in the PRC, and US$426,022 and US$18,058, respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

(b)	Business, supplier, customer, and economic risk

The Company participates in a relatively dynamic and competitive industry that is heavily reliant operation excellence of the services. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, result of operations or cash flows:

(i)Business risk—Third parties may develop technological or business model innovations that address data center and network requirements in a manner that is, or is perceived to be, equivalent or superior to the Company’s services. If competitors introduce services that compete with, or surpass the quality, price or performance of the Company’s services, the Company may be unable to renew its agreements with existing customers or attract new customers at the prices and levels that allow the Company to generate reasonable rates of return on its investment.

2.	CONCENTRATION OF RISKS (CONTINUED)
(b)	Business, supplier, customer, and economic risk (continued)
(ii)Supplier risk—A significant portion of the Company’s total bandwidth and cabinet resources are purchased from its five largest suppliers, who collectively accounted for 43% and 43% of the Company’s total bandwidth and cabinet resources for the nine months ended September 30, 2023 and 2024, respectively.
(iii)Customer Risk—The Company has a diversified base of customers covering its services and only a single entity customer generated more than 10% but less than 20% of the Company’s total net revenues for the nine months periods ended September 30, 2023 and 2024, respectively. Certain customers are local subsidiaries of a telecommunication carrier in China, which the Company views as separate customers as it negotiates with, maintain and support each of these entities given that each of them has the separate decision-making authority and services procurement budget. None of these customers on a stand-alone basis contributed more than 1% of the Company’s revenues in any given year but in the aggregate, they contributed approximately 6% and 5% of the Company’s total revenues for the nine months periods ended September 30, 2023 and 2024,respectively.
(iv)Political, economic and social uncertainties—The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.
(v)Regulatory restrictions—The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide internet related services, including hosting and related services. Accordingly, the Company’s subsidiary, VNET China, is currently ineligible to apply for the required licenses for providing IDC services in China. As a result, the Company operates its IDC services in the PRC through its Consolidated VIEs which holds the licenses and permits required to provide IDC services in the PRC. The PRC Government may also choose at anytime to block access to certain website operators which could also materially impact the Company’s ability to generate revenue.
(c)	Currency convertibility risk

The Company transacts substantially all its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual-rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(d)	Foreign currency exchange rate risk

RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation (appreciation) of the RMB against US$ was approximately 1.7% and (1.1%) as of December 31, 2023 and September 30, 2024, respectively.

(e)	Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the periods presented.

3.	ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and the allowance for doubtful debt consisted of the following:

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB
Accounts receivable	1,903,458	2,105,154
Notes receivable	873	166
Allowance for doubtful debt	(188,356)	(243,492)
	1,715,975	1,861,828

An analysis of the allowance for doubtful debt was as follows:

	For the nine months ended September 30,
	2023	2024
	RMB	RMB
Balance at beginning of the period	134,569	188,356
(Reversal of) additional provision charged to expense	(9,666)	61,937
Write-off of accounts receivable	(133)	(6,801)
Balance at the end of the period	124,770	243,492

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB
Prepaid expenses*	1,344,525	1,528,068
Tax recoverable	907,629	963,880
Deposits	33,941	44,267
Loans to third parties	5,787	40,904
Staff advances	2,518	4,042
Interest receivables	532	529
Others	80,409	84,234
	2,375,341	2,665,924
*

Prepaid expenses mainly represented the unamortized portion of prepayments made to Microsoft for the cloud services, the prepayments to telecommunication operators for bandwidth, data centers or cabinets and the prepayments for office expense.

An analysis of the allowance for doubtful debt in relation to other receivables was as follows:

	For the nine months ended September 30,
	2023	2024
	RMB	RMB
Balance at beginning of the period	131,624	445,669
Addition	16,700	1,372
Write-off	—	(467)
Foreign exchange difference	94	(33)
Balance at the end of the periods	148,418	446,541

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under finance leases, consisted of the following:

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB
At cost:
Property	2,672,822	3,772,847
Leasehold improvements	5,821,394	5,996,383
Computer and network equipment	8,437,075	10,008,760
Optical fibers	142,723	142,723
Office equipment	93,543	100,243
Motor vehicles	3,937	3,937
	17,171,494	20,024,893
Less: Accumulated depreciation	(6,987,542)	(7,713,091)
	10,183,952	12,311,802
Construction-in-progress	3,444,237	3,444,905
Impairment	(603,796)	(603,454)
Property and equipment, net	13,024,393	15,153,253

Depreciation expense was RMB1,214,168 and RMB1,066,483 for the nine months ended September 30, 2023 and 2024, respectively, and were included in the following captions:

	For the nine months periods
	ended September 30,
	2023	2024
	RMB	RMB
Cost of revenues	1,147,638	1,021,616
Sales and marketing expenses	1,377	937
General and administrative expenses	28,189	23,680
Research and development expenses	36,964	20,250
	1,214,168	1,066,483

5.	PROPERTY AND EQUIPMENT, NET (CONTINUED)

The carrying amounts of the Company’s property and equipment held under finance leases at respective balance sheet dates were as follows:

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB
Property	993,158	1,018,459
Computer and network equipment	648,989	941,513
Optical fibers	137,924	137,924
	1,780,071	2,097,896
Less: Accumulated depreciation	(709,209)	(821,390)
	1,070,862	1,276,506
Construction-in-progress	219,283	—
Impairment	(19,361)	(19,136)
	1,270,784	1,257,370

Depreciation of property, computer and network equipment and optical fibers under finance leases was RMB149,395 and RMB112,181 for the nine months periods ended September 30, 2023 and 2024, respectively.

The carrying amounts of property and equipment pledged by the Company to secure borrowings (Note 10) granted to the Company at the respective balance sheet dates were as follows:

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB
Property	155,239	370,759
Leasehold improvements	246,662	224,669
Computer and network equipment	442,167	399,180
Office equipment	1,829	1,429

6.	INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

		Radio									Internal
	Purchased	spectrum	Operating	Technology	Customer		Supplier	Trade	Customer	Non-Complete	use
	software	license	permits	platform	relationships	Licenses	relationships	names	contract	agreement	software	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, cost December 31, 2023	233,513	136,825	1,199,210	38,050	257,183	5,772	39,053	116,266	190,141	1,800	90,419	2,308,232
Accumulated amortization	(157,081)	(87,145)	(89,226)	(23,739)	(256,888)	(3,812)	(37,299)	(54,742)	(89,002)	(1,800)	(67,020)	(867,754)
Impairment	(802)	(41,959)	—	(14,311)	—	—	—	—	—	—	—	(57,072)
Intangible assets, net December 31, 2023	75,630	7,721	1,109,984	—	295	1,960	1,754	61,524	101,139	—	23,399	1,383,406
Intangible assets, cost September 30, 2024	269,880	135,370	1,199,210	38,050	257,183	5,772	39,053	116,266	190,141	1,800	100,341	2,353,066
Accumulated amortization	(175,739)	(88,028)	(117,647)	(23,739)	(257,183)	(4,101)	(39,053)	(59,102)	(104,287)	(1,800)	(78,010)	(948,689)
Impairment	(802)	(41,513)	—	(14,311)	—	—	—	—	—	—	—	(56,626)
Intangible assets, net September 30, 2024	93,339	5,829	1,081,563	—	—	1,671	—	57,164	85,854	—	22,331	1,347,751

Amortization expenses were approximately RMB82,127 and RMB79,377 for the nine months ended September 30, 2023 and 2024, respectively.

7.	LAND USE RIGHTS, NET

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB
Cost	664,272	664,272
Accumulated amortization	(61,769)	(75,426)
Land use rights, net	602,503	588,846

The carrying amounts of land use rights pledged by the Company to secure borrowings (Note 10) granted to the Company at the respective balance sheet dates were as follows:

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB
Land use rights	196,195	217,975

Amortization expenses were approximately RMB29,977 and RMB13,657 for the nine months ended September 30, 2023 and 2024, respectively.

8.	LONG-TERM INVESTMENTS, NET

The Company’s long-term investments, net consisted of the following:

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB
Equity investments without readily determinable fair values	19,821	29,821
Equity method investments	738,128	726,128
Available-for-sale debt investments	—	42,689
	757,949	798,638

Equity investments without readily determinable fair values

The investment income comprised of dividend income of RMB3,255 and RMB691 for the nine months ended September 30, 2023 and 2024, respectively.

The Company recorded an impairment loss of long-term investments amounting to RMB9,285 and nil for the nine months ended September 30, 2023 and 2024, respectively.

Investment in Hebei Yiyun Yuanjing Big Data Technology Co., Ltd (“Hebei Yiyun”)

In May 2024, the Company through its subsidiary entered into an agreement with Puyun Network Technology Group Co., Ltd to acquire 10% equity interest of Hebei Yiyun for a total cash consideration of RMB49,500 with two instalments. The first instalment of RMB10,000 has been paid in 2024 and the second instalment of the remaining cash consideration would be paid upon both parties’ consent. The investment was classified as equity securities without readily determinable fair values. There is no orderly transaction for an identical or a similar investment in Hebei Yiyun for the nine months ended September 30, 2024. As of September 30, 2024, the carrying amount of investment in Hebei Yiyun was RMB10,000. No impairment on the investment was recognized for the nine months ended September 30, 2024.

8.	LONG-TERM INVESTMENTS, NET (CONTINUED)

Equity method investments

For the nine months ended September 30, 2023 and 2024, the Company recognized its share of gain from equity method investments in the amount of RMB3,651 and RMB6,770, respectively.

In September 2024, one of the equity method investee, Zhuhai VNET Private Equity Fund Management Co., Ltd., was in the process of dissolution and the Company received the returned capital of RMB20,075 in September 2024. On October 17, 2024, the dissolution was completed and the disposal loss was RMB1,842, which was recognized in October 2024.

Available-for-sale debt investments

The Company recorded an impairment loss of long-term investments amounting to RMB1,830 and nil for the nine months ended September 30, 2023 and 2024, respectively.

Investment in Matrix Intelligence Limited (“Matrix”)

In May 2024, the Company through its subsidiary entered into an investment agreement with Matrix to acquire 988,116 Series Pre-A Preferred Shares, which represented 4.76% equity interest of Matrix on an as-converted and fully-diluted basis, for a cash consideration of US$6,000 (equivalent to RMB42,661). The investment was classified as available-for-sale debt investments because the investment contains substantive liquidation preference and redemption provision and is redeemable at the option of the investor. The Company recorded the investment at fair value. Unrealized gain of RMB28, net of nil income taxes were recorded in other comprehensive income for the nine months ended September 30, 2024.

9.	OTHER NON-CURRENT ASSETS

As of December 31, 2023 and September 30, 2024, other non-current assets primarily included prepayment for acquisition of datacenters, purchase of property and equipment, and deposits.

10.	BORROWINGS

Borrwings were as follows as of the respective balance sheet dates:

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB
Short term bank borrowings	30,000	552,270
Long-term bank borrowings, current portion	334,511	521,643
Other long-term borrowings, current portion	388,814	795,700
	753,325	1,869,613
Long-term bank borrowings, non-current portion	4,170,981	5,339,582
Other long-term borrowings, non-current portion	942,540	1,742,444
Total borrowings	5,866,846	8,951,639

The short-term bank borrowings outstanding as of September 30, 2024 bore a weighted average interest rate of 4.36% per annum.

The long-term borrowings (including current portion) outstanding as of September 30, 2024 bore a weighted average interest rate of 4.09% per annum, respectively, and was denominated in RMB. These loans were obtained from financial institutions located in the PRC.

As of December 31, 2023 and September 30, 2024, unused loan facilities for bank and other borrowings amounted to RMB2,811,123 and RMB1,490,957, respectively.

10.	BORROWINGS (CONTINUED)

Borrowings as of September 30, 2024 were secured by the following:

Short-term borrowings	Secured by
(RMB)
552,270	Unsecured borrowing.

Long-term borrowings (including current portion)	Secured by
(RMB)
2,380,854	Secured by its own stock and receivables.
4,366,968	Secured by property and equipment and land-use right with net book value of RMB996,037 and RMB217,975, respectively (Note 5/Note 7), and a subsidiary’s share.
1,651,547	Unsecured borrowing.
8,399,369

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term borrowings, including bank and other borrowings in the succeeding period and years and thereafter:

RMB
Year ending December 31
For the three months ended December 31, 2024	418,786
2025	1,977,643
2026	1,445,646
2027	1,105,216
2028	1,030,975
2029 and thereafter	3,243,150

11.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB
Payables for purchase of property, equipment and software	1,431,547	1,427,727
Payroll and welfare payables	477,367	440,160
Consideration due to the original shareholders of BJ TenxCloud (1)	229,323	229,323
Liability classified share-based payments (1)	149,612	149,612
Accrued service fees	126,001	73,564
Payables for office supplies and utilities	105,871	88,634
Payables for acquisitions and long-term investments	99,340	47,805
Value-added tax and other taxes payable	35,391	28,634
Interest payables	77,168	23,792
Others	51,482	18,333
	2,783,102	2,527,584
(1)	On July 15, 2021, the Company acquired 100% of the equity interests in BJ TenxCloud from third party selling shareholders. The balance of consideration due to original shareholders represented the amounts the selling shareholders claimed according to the acquisition agreement.

In addition, the Company is obligated to issue various numbers of the shares of the Company or its subsidiary to certain selling shareholders who will remain as the employees of BJ TenxCloud, determinable based on achievements of the financial and operational targets by BJ TenxCloud during various post-acquisition periods. As such share-base payments will be forfeited if these employees cease their employments with the Company, the Company recognized these payments as compensation costs over the requisite service periods. The Company classified the share-based payments as liability classified share-based payments.

12.	CONVERTIBLE PROMISSORY NOTES

2026 Convertible Notes

In January 2021, the Company issued US$600,000 principal amount 0.00% convertible senior notes including US$75,000 sold upon the exercise of the over-allotment option (the “2026 Convertible Notes”). The 2026 Convertible Notes will mature on February 1, 2026 unless redeemed, repurchased or converted prior to such date.

Holders may convert their 2026 Convertible Notes at their option prior to the close of business on the business day immediately preceding August 1, 2025 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2021 (and only during such calendar quarter), if the last reported sale price of ADSs’, each representing six Class A ordinary shares of the Company, par value US$0.00001 per share, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period in which the trading price per 1,000 US dollars principal amount of the 2026 Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the 2026 Convertible Notes for a tax or optional redemption; or (4) upon the occurrence of specified corporate events. On or after August 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2026 Convertible Notes at any time. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election. If the Company satisfies its conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and ADSs, the amount of cash and ADSs, if any, due upon conversion will be based on a daily conversion value calculated on a proportionate basis for each trading day in a 40 trading day observation period.

12.	CONVERTIBLE PROMISSORY NOTES (CONTINUED)

2026 Convertible Notes (continued)

The initial conversion rate of the 2026 Convertible Notes is 18.3574 of the Company’s ADS per 1,000 US dollars principal amount of the 2026 Convertible Notes (which is equivalent to an initial conversion price of approximately US$54.47 per ADS). The conversion rate will be subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date, if a make-whole fundamental change occurs prior to the maturity date of the 2026 Convertible Notes, or under certain circumstances upon a tax redemption or the Company’s optional redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 2026 Convertible Notes in connection with such corporate event, such make-whole fundamental change or such notice of tax redemption or notice of optional redemption, as the case may be. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs (plus cash in lieu of a fractional ADS) or a combination of cash and ADSs, at its election. The conversion option may be settled in cash, ADSs, or a combination of cash and ADSs at the Company’s option.

The Company may not redeem the 2026 Convertible Notes prior to February 6, 2024 unless certain tax-related events occur. From February 6, 2024 to the 40th scheduled trading day immediately before the maturity date, the Company may redeem for cash all or part of the 2026 Convertible Notes, at its option, if the last reported sale price of the Company’s ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provides notice of redemption; and (ii) the trading day immediately preceding the date the Company sends such notice. Holders of the notes have the right to require the Company to repurchase for cash all of the 2026 Convertible Notes, or any portion of the principal thereof, on February 1, 2024 or in the event of certain fundamental changes. The redemption price will equal 100% of the principal amount of the 2026 Convertible Notes to be redeemed, plus any accrued and unpaid special interest, if any, to, but not including, the redemption date.

The 2026 Convertible Notes was accounted for as one unit of liability account using amortized cost method under ASU 2020-06, with no embedded derivative features being bifurcated.

The gross proceeds from issuance of the 2026 Convertible Notes were US$600,000. Debt issuance costs including underwriting commissions and offering expenses were approximately US$13,841, which were presented as deduction from liability and amortized into interest expense over the remaining period of 5 years. For the nine months ended September 30, 2023 and 2024, no coupon interest expense was recognized. The amortization of issuance costs was RMB14,550 for the nine months ended September 30, 2023. The effective interest rate was 0.47% for the nine months ended September 30, 2023.

In January 2024, the Company received notices from the holders of the 2026 Convertible Notes, requiring the Company to redeem the 2026 Convertible Notes at 100% of the principal amount. The Company repurchased all of the outstanding 2026 Convertible Notes with principal amount of of US$600,000 in February 2024. The extinguishment loss of RMB41,261 was recorded in interest expenses for the nine months ended September 30, 2024.

2027 Convertible Notes

On January 28, 2022, the Company entered into an investment agreement with funds managed by Blackstone Tactical Opportunities (each fund as an “Investor Party”) to issue the Company’s convertible promissory note (the “2027 Convertible Notes”) with principal amount of US$250,000. The 2027 Convertible Notes will mature in five years unless redeemed or converted prior to maturity date. For any holder that is an Investor Party as of the maturity date, the maturity date shall be extended to the 31st day after the maturity date (the “Investor Maturity Date”) and unless the 2027 Convertible Notes held by such holder have been duly redeemed or converted prior to the Investor Maturity Date, the Company’s repayment obligation to such holder will be satisfied by issuance and delivery of an aggregate number of Series A-1 perpetual convertible preferred shares equal to (1) the remaining portion of the principal amount, divided by (2) 1,000 US dollars, in repayment of the 2027 Convertible Notes. 2027 Convertible Notes bear interest at the rate of 2% per annum and paid in cash semi-annually unless prior written notice is provided to the holders by the Company.

12.	CONVERTIBLE PROMISSORY NOTES (CONTINUED)

2027 Convertible Notes (continued)

Conversion

2027 Convertible Notes are convertible at any time on and after the original issuance date, at the option of holders, into Class A ordinary shares of the Company at a conversion price of US$1.8333 per Class A ordinary share, or into ADSs at a conversion price of US$11.00 per ADS. The conversion prices are subject to adjustment under the terms of the 2027 Convertible Notes. The Company may effect a mandatory conversion at its election at any time on or after the third anniversary of the original issuance date, if its ADSs achieve a price threshold of 200% of the conversion price for a specified period.

Redemption

The holders have the right to require the Company to redeem the 2027 Convertible Notes during the Redemption Period as defined below in an amount equal to the sum of: (a) the principal amount of the 2027 Convertible Notes; plus (b) the total amount of the accrued interest, and any stub period interest that has accrued until, but excluding, the date the redemption price is paid in full; plus (c) the incremental amount in case a fundamental change specified in the investment agreement has occurred. Incremental amount is equal to (a) 50% of the principal amount, minus (b) the interest that has already been paid in cash, minus (c) the fair market value of a dividend or distribution paid to the holder in any form other than cash or as Class A Ordinary Shares, minus (d) the accrued interest and minus (e) the stub period interest accrued. Any portion of the redemption price not paid by the Company on the redemption date shall accrue interest at a rate of 10% per annum annually from the redemption date to the date when the redemption price is paid in full.

“Redemption Period” means: (a) in the case of any holder that is the Investor Party, (i) the period commencing on the date of a fundamental adverse regulatory change, a fundamental change or an event of default as defined in the investment agreement and ending on the fifth anniversary of the original issuance date, and (ii) the thirty-day period beginning on the fifth anniversary of the original issuance date; and (b) in the case of any holder that is not Investor Party, the period commencing on the date of a fundamental adverse regulatory change or an event of default and ending on the fifth anniversary of the original issuance date. Fundamental change represents events defined in the investment agreement, including that a “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than the Company or any of its wholly-owned subsidiaries, has become or files any report with the SEC indicating that such person or group has become the direct or indirect “beneficial owner” of the Company’s equity securities representing more than fifty percent (50%) of the voting power of all of the Company’s then-outstanding equity securities.

In December 2023, the Company issued 455,296,932 Class A ordinary shares to Success Flow International Investment Limited (“Success Flow”) and 195,127,260 Class A ordinary shares to Choice Faith Group Holdings Limited (“Choice Faith”), for an aggregate cash consideration of RMB2,122,123. Both entities were controlled by Shandong Hi-Speed Holdings Group Limited (“SDHG”). The issuance costs for Class A ordinary shares were RMB37,720. In connection with the financing transaction, in November 2023, Mr. Sheng Chen, the Founder and Executive Chairman of the Board of Directors, and his affiliated investment vehicles (together with Mr. Sheng Chen, the “Founder Parties”) entered into a voting and consortium agreement (the “Voting and Consortium Agreement”) with Success Flow and Choice Faith. Pursuant to the Voting and Consortium Agreement, Success Flow shall vote in accordance with any voting instructions provided by the Founder Parties during the period beginning on the earlier of February 29, 2024 or sixty calendar days after the closing date of the investment and ending upon the third anniversary of the closing date of the investment. In December 2023, the Founder Parties entered into a supplemental agreement with the investors, pusuant to which, the period of the Voting and Consortium Agreement was amended to commence upon the later of (i) the expiration or termination of Interim Period and (ii) the occurrence of the Triggering Event. “Interim Period” means the period commencing on the date of closing, being December 28, 2023, and ending on the earlier of (x) February 29, 2024 and (y) termination of the Investment Agreement in accordance the terms thereunder. “Triggering Event” means the entry by the Company of a framework agreement with a third party, pursuant to which the parties agree to enter into a long-term strategic partnership for not less than two years in relation to the low carbon strategy of the Company and/or the expansion of the operations of the Company in Hong Kong, Taiwan and/or other territories outside mainland China.

12.	CONVERTIBLE PROMISSORY NOTES (CONTINUED)

2027 Convertible Notes (continued)

On August 20, 2024, the holders entered into an agreement with the Company to consent the cancellation of the redemption right solely due to any fundamental change caused by the SDHG investment. And the Company shall pay the consent fee of an aggregate amount equal to US$37.5 million to the holders on the earlier of January 6, 2027 and the date on which the principal amount of the 2027 Convertible Notes become due and payable in accordance with the terms and conditions of the 2027 Convertible Notes.

Immediately prior to the above amendments, the net carrying amount of the 2027 Convertible Notes was RMB1,782,521, the related interest payables was RMB90,671 and the fair value of the bifurcated redemption feature, which was recorded as a derivative liability, was RMB57,060.

The coupon interest expense was RMB26,233 and RMB22,594 for the nine months ended September 30, 2023 and 2024 (prior to the amendments), respectively. The effective interest rate was both 2.02% for the nine months ended September 30, 2023 and 2024 (prior to the amendment). The changes in fair value of derivative liability was recognized in the changes in the fair value of financial liabilities of RMB21,718 and RMB132,538 in the unaudited condensed consolidated statement of operations for the nine months ended September 30, 2023 and 2024 (prior to the amendment), respectively.

The Company assessed the above amendments to the terms of the 2027 Convertible Notes as an extinguishment of debt based on a qualitive and quantitative evaluation of the amendment.

Upon the extinguishment, the 2027 Convertible Notes, the related interest payables and the derivative liability were derecognized and a gain on debt extinguishment of RMB246,175 was recognized in the unaudited condensed consolidated statement of operations for the nine months ended September 30, 2024. The Company elected to account for the 2027 Convertble Notes at fair value as a whole subsequently to improve transparency of the financial statements.

As of September 30, 2024, the fair value of the 2027 Convertible Notes was RMB1,793,894. The fair value change was RMB142,184, including changes in the fair value loss of RMB135,075 recorded in the changes in the fair value of financial liabilities and fair value due to instrument-specific credit loss of RMB7,109 in the other comprehensive loss.

13.	DEFERRED GOVERNMENT GRANTS

During the nine months periods ended September 30,2023 and 2024, the Company received RMB100,083 and RMB132,101 government grants respectively from the relevant PRC government authorities for the use in construction of property and equipment. These grants are initially deferred and subsequently recognized in the consolidated statements of operations when the Company has complied with the conditions or performance obligations attached to the related government grants, such as completion of the construction of relevant property and equipment, and the grants are no longer refundable. Grants that subsidize the construction cost of property and equipment are amortized over the life of the related assets as a reduction of the associated depreciation expense.

Movements of deferred government grants were as follows:

	For the nine months ended September 30,
	2023	2024
	RMB	RMB
Balance at beginning of the period	6,318	153,174
Additions	100,083	132,101
Recognized as a reduction of depreciation expense	(5,966)	(10,796)
Balance at end of the period	100,435	274,479

14.	SHARE-BASED COMPENSATION

Shares granted to management and employees

In February 2024, the Company granted 5,790,701 RSUs to Mr. Sheng Chen, the Founder and Executive Chairman of the Board of Directors, and 1,367,596 RSUs to certain employees and management, under 2020 Share Incentive Plan of the Company, which were immediately vested on the grant date.

During the nine months ended September 30, 2024,the Company also granted 2,371,885 RSUs by several tranches to certain employees and management with one to four year service conditions.

The Company recognized the share-based compensation expenses in an amount of RMB25,817 and RMB105,662 for the nine months ended September 30, 2023 and 2024 in the unaudited condensed consolidated financial statements.

Bonus conversion

In February 2024, the Board of Directors approved to convert the accrued cash bonus to certain employees for certain RSUs at the price of US$0.43 per share calculated by the 90 days average share price before the conversion. The RSUs were vested immediately.

The Company had recorded cumulative compensation cost and an accrued liability of RMB23,269 related to the original cash bonus immediately prior to the conversion. Such accrued liability was reclassified to additional paid-in capital for the nine months ended September 30, 2024.

15.	INCOME TAX

The statutory income tax rate for the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries is 25% for the nine months ended September 30, 2023 and 2024. The effective income tax rate for the nine months ended September 30, 2023 and 2024 was (57.9%) and 38.2%, respectively. The effective income tax rate for the nine months ended September 30, 2023 and 2024 differs from the PRC statutory income tax rate of 25% primarily due to the effect of changes in valuation allowance.

16.	RELATED PARTY TRANSACTIONS

Other than disclosed elsewhere, the Company had the following significant related party transactions for the nine months ended September 30, 2023 and 2024:

	For the nine months ended September 30,
	2023	2024
	RMB	RMB
Services provided to:
-SH Edge Interchange	938	40
-Changzhou Gaoxin	—	755

Services provided by:
-CYSD	31,119	—
-Sanhe Mingtai	17,366	20,102
-Others	2,224	—

Loan to:
-Shanghai Puping	80,263	40,038
-SH Edge Interchange	1,000	—
-Sanhe Mingtai	33,785	11,959

Receipt of loan to:
-SH Shibei	9,800	—
-Sanhe Mingtai	—	28,313

Loan by:
-Changzhou Gaoxin*	350,000	—

Interest income from loan to:
-SH Shibei	(1,321)	—
-SH Edge Interchange	32	19

Interest expense by loan to:
-Changzhou Gaoxin	13,183	14,850

Lease payment paid to:
-Sanhe Mingtai	10,801	38,513
*

In May 2023, the Company obtained a loan in the amount of RMB350,000 from Changzhou Gaoxin at an interest rate of 6.0% per annum. The interest rate was modified to 3.85% since July 31, 2024. The maturity date of the loan was March 31, 2024, which was subsequently extended to January 31, 2025.

16.	RELATED PARTY TRANSACTIONS (CONTINUED)

The Company had the following related party balances as of December 31, 2023 and September 30,2024:

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB
Amounts due from related parties:
-Shanghai Puping	218,405	258,443
-Sanhe Mingtai	56,833	58,721
-Others	1,999	455
	277,237	317,619
Amounts due to related parties:
-Changzhou Gaoxin	356,067	354,880
-Others	13	23
	356,080	354,903

17.	(LOSS) EARNING PER SHARE

Basic and diluted (loss) earning per share for nine months ended September 30, 2023 and 2024 were calculated as follows:

	For the nine months
	ended September 30,
	2023	2024
	RMB	RMB
Numerator:
Net (loss) income	(173,881)	244,973
Net income attributable to noncontrolling interest	(27,167)	(50,677)
Less: Net income attributable to convertible note holders based on their participating rights	—	(16,001)
Adjusted net (loss) income attributable to ordinary shareholders - Basic	(201,048)	178,295

Reversal of net income attributable to convertible promissory notes	—	16,001
Adjust for changes in the fair value of financial liabilities	(21,718)	2,537
Adjust for gain on debt extinguishment	—	(246,175)
Adjust for interest for convertible promissory notes	2,370	22,723
Adjusted net loss attributable to ordinary shareholders -Diluted	(220,396)	(26,619)
Denominator:
Weighted average number of shares outstanding—basic	888,724,901	1,588,659,647
Weighted average number of shares outstanding—diluted	899,884,241	1,730,216,309
(Loss) earning per share—basic	(0.23)	0.11
(Loss) earning per share—diluted	(0.24)	(0.02)

For the nine months ended September 30, 2023 and 2024, 262,939 and 196,604 share options, 1,971,314 and 4,080,987 RSUs, and 66,086,640 and 7,235,764 potential common shares resulting from the assumed conversion of 2026 Convertible Notes, and 139,849,315 and nil potential common shares resulting from the assumed conversion of 2027 Convertible Notes on a weighted average basis were excluded from the calculation of diluted earning per share, respectively, as including them would have had an antidilutive effect.

18.	SHARE CAPITAL

In February 2024, 34,744,206 Class A ordinary shares were issued to settle the RSUs vested for Mr. Sheng Chen, the Founder and Co-chairperson of the Board of Directors.

19.	FAIR VALUE MEASUREMENTS

The fair value of these financial instruments are summarized below:

	Fair value measurement using:
	Quoted prices in	Significant other
	active markets for	observable	Unobservable
	identical assets	inputs	inputs	Fair value at
	(Level 1)	(Level 2)	(Level 3)	September 30, 2023
	RMB	RMB	RMB	RMB
Convertible Notes
- 2026 Convertible Notes	3,381,686	—	—	3,381,686
- 2027 Convertible Notes	—	—	1,421,600	1,421,600
Liabilities	3,381,686	—	1,421,600	4,803,286

	Fair value measurement using:
	Quoted prices in	Significant other
	active markets for	observable	Unobservable
	identical assets	inputs	inputs	Fair value at
	(Level 1)	(Level 2)	(Level 3)	September 30, 2024
	RMB	RMB	RMB	RMB
Short-term investments:
- Wealth management product	—	15,879	—	15,879
Available-for-sale debt securities	—	—	42,689	42,689
Assets	—	15,879	42,689	58,568

Convertible Notes
- 2027 Convertible Notes	—	—	1,793,894	1,793,894
Liabilities	—	—	1,793,894	1,793,894

The 2026 Convertible Notes are classified within Level 1 because they are valued by using quoted market prices.

Short-term investments are valued based on price per unit quoted by financial institution and are classified within Level 2 of the fair value hierarchy.

The 2027 Convertible Notes and long-term investments are classified within Level 3. The fair value of 2027 Convertible Notes is measured using binomial tree pricing model that involves several parameters including the Company’s stock price, stock price volatility determined from the Company’s historical stock prices, the remaining maturity term and the discount rate. The fair values of 2027 Convertible Notes as of September 30, 2023 and 2024 were estimated with the following key assumptions:

	As of September 30	As of September 30
	2023	2024
Volatility	90.48%	80.00%
Discount rate	15.78%	13.34%
Risk-free interest rate	4.70%	3.63%

The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair value of derivative liability.

19.	FAIR VALUE MEASUREMENTS (CONTINUED)

The Company measures equity investments elected to use the measurement alternative at fair value on a nonrecurring basis, in the cases of an impairment charge is recognized, fair value of an investment is remeasured in an acquisition/a disposal, and an orderly transaction for identical or similar investments of the same issuer was identified.

The following tables presented a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

2027 Convertible Notes
RMB
Fair value at August 20, 2024	1,683,270
Changes in fair value through the earnings	135,075
Due to instrument-specific credit changes in other comprehensive income	7,109
Foreign currency translation adjustiment	(31,560)
Fair value at September 30, 2024	1,793,894

Derivative liability
RMB
Fair value at December 31, 2023	188,706
Changes in fair value	(132,538)
Foreign currency translation adjustiment	892
Fair value immediately prior to the extinguishment	57,060

20.	COMMITMENTS AND CONTINGENCIES

Capital commitments

As of September 30, 2024, the Company has the following commitments to purchase certain computer and network equipment and construction-in-progress:

RMB
Year ending December 31,
Three months ended December 31, 2024	2,987,961
2025	606,492
2026	9,514
2027	8,173
2028	27,865
2029 and thereafter	—
3,640,005

Bandwidth and cabinet capacity purchase commitments

As of September 30, 2024, the Company has outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

RMB
Year ending December 31,
Three months ended December 31, 2024	272,487
2025	469,944
2026	249,421
2027	160,558
2028	127,824
2029 and thereafter	2,912
1,283,146

20.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Income Taxes

As of September 30, 2024, the Company has recognized an accrual of RMB98,457 for unrecognized tax benefits and its interest. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

Securities Litigation

In January 2024, the Company and certain of its current and former executive officers were named as defendants in a putative securities class action lawsuit filed in the United States District Court for the Southern District of New York. The complaint alleges that the Company made materially false and/or misleading statements and/or failed to disclose certain material information concerning the founder and co-chairperson, Mr. Sheng Chen’s financing activities and the related impact on the Company’s business operations in violation of the U.S. securities laws. At the date of issue of the unaudited condensed consolidated financial statements, the Company is unable to predict the outcome of the lawsuit, or reasonably estimate a range of possible losses, if any, given the early stage of this lawsuit. Therefore, no contingent liability has been recorded by the Company as of September 30, 2024.

Operating Litigation

In the ordinary course of business, the Company may from time to time be involved in legal proceedings and litigations. As of September 30, 2024, the Company did not consider an unfavorable outcome in any material respects in the outstanding legal proceedings and litigations to be probable.

21.	SUBSEQUENT EVENT

In December 2024, the Company entered into an agreement with a third party, which is also the Company’s customer, to dispose the long-lived assets in one of the Company’s data center. A disposal gain of RMB87,688 was recognized upon the disposal.